Exhibit 99

February 27, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Notice of Postal Ballot

In compliance with the applicable circulars/ laws/ regulations, the Postal Ballot Notice dated February 20, 2025 is sent to all Members whose names appear in the Register of Members / Register of Beneficial Owners maintained by the Depositories viz. National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited and whose e-mail address is registered with Depositories, Bank and / or Datamatics Business Solutions Limited (“RTA”) as on the close of business hours on Friday, February 14, 2025 (cut-off date). The Postal Ballot Notice is also being uploaded on the Bank’s website at https://www.hdfcbank.com/personal/about-us/postal-ballot.

The Bank has engaged NSDL for facilitating remote e-voting to enable the Members to cast their votes electronically. The period for remote e-voting on the resolutions set out in the Postal Ballot Notice shall commence on Tuesday, February 25, 2025 at 10:00 A.M. (IST) and end on Wednesday, March 26, 2025 at 5:00 P.M. (IST). The Postal Ballot Notice is also being uploaded on the website of NSDL at https://www.evoting.nsdl.com.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight